UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

                                (Amendment No. 3)


      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-
          1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                          Majesco Entertainment Company
                          -----------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)


                                    87305U102
                                    ---------
                                 (CUSIP Number)


                         Trinad Capital Master Fund Ltd.
                        153 East 53rd Street, 48th Floor
                              New York, N.Y. 10022

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                  July 13, 2005
                                  -------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: |_|.

                                 SCHEDULE 13D/A

CUSIP No. 87305U102
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Trinad Capital Master Fund Ltd.
______________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                            (b) [ ]
______________________________________________________________________________
3)    SEC USE ONLY
______________________________________________________________________________
4)    SOURCE OF FUNDS          OO
______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                          |_|
______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
______________________________________________________________________________
                        7)    SOLE VOTING POWER
NUMBER OF
SHARES            ____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                      1,273,600
EACH              ____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON
WITH              ____________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
                              1,273,600
______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    1,273,600
______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                               |_|
______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    5.66%
______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
                                    PN
______________________________________________________________________________

                                 SCHEDULE 13D/A

CUSIP No. 87395U102
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Robert S. Ellin
______________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                            (b) [ ]
______________________________________________________________________________
3)    SEC USE ONLY
______________________________________________________________________________
4)    SOURCE OF FUNDS          OO
______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                      |_|
______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            United States of America
______________________________________________________________________________
                        7)    SOLE VOTING POWER
NUMBER OF                     33,856
SHARES            ____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                      1,941,011(1)
EACH              ____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                        33,856
WITH              ____________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
                              1,941,011(1)
______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    1,974,867(1)
______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                             |_|
______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    8.78%
______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
                                    IN
______________________________________________________________________________

-----------------------
(1) Includes (A) 1,273,600 shares of Common Stock owned by the Trinad Capital Master Fund Ltd. (the "Fund"); (B) 47,656 shares of Common Stock owned directly by Nancy J. Ellin, the spouse of Robert S. Ellin; (C) 225,456 shares of Common Stock and 262,857 shares of Common Stock underlying presently exercisable warrants that are owned directly by Atlantis Equities, Inc., a Delaware corporation of which Nancy J. Ellin is the sole stockholder ("Atlantis"); (D) 81,442 shares of Common Stock owned by the Robert S. Ellin Profit Sharing Plan (the "Plan") and (E) 50,000 shares of Common Stock owned by the Robert S. Ellin Family 1997 Trust (the "Trust"). Mr. Ellin disclaims any beneficial ownership of shares of Common Stock held by the Fund except to the extent of (1) his indirect beneficial ownership as the managing member of Trinad Advisors GP, LLC, the general partner of a principal stockholder of the Fund, and (2) his indirect beneficial ownership as a limited partner of the Fund. Mr. Ellin also disclaims any beneficial ownership of shares of Common Stock owned directly by Mrs. Ellin, Atlantis, the Plan and the Trust.

                                 SCHEDULE 13D/A

CUSIP No. 87395U102
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Nancy J. Ellin
______________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                            (b) [ ]
______________________________________________________________________________
3)    SEC USE ONLY
______________________________________________________________________________
4)    SOURCE OF FUNDS          OO
______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                       |_|
______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            United States of America
______________________________________________________________________________
                        7)    SOLE VOTING POWER
NUMBER OF
SHARES            ____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                      701,267(2)
EACH              ____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON
WITH              ____________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
                              701,267(2)
______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    701,267(2)
______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                |_|
______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    3.12%
______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
                                    IN
______________________________________________________________________________

----------------------
(2) Includes (A) 33,856 shares of Common Stock owned by Robert S. Ellin, Mrs. Ellin's spouse, (B) 225,456 shares of Common Stock and 262,857 shares of Common Stock underlying presently exercisable warrants that are owned directly by Atlantis, a company of which Mrs. Ellin is the sole stockholder; (C) 81,442 shares of Common Stock owned by the Plan, (D) 50,000 shares of Common Stock owned by the Trust and (E) 47,656 shares of Common Stock owned directly by Mrs. Ellin. Mrs. Ellin disclaims any beneficial ownership of shares of Common Stock owned individually by Mr. Ellin, and owned directly by Mr. Ellin, the Plan and the Trust.

                                 SCHEDULE 13D/A

CUSIP No. 87395U102
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Atlantis Equities, Inc.
______________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                            (b) [ ]
______________________________________________________________________________
3)    SEC USE ONLY
______________________________________________________________________________
4)    SOURCE OF FUNDS          SC
______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                       |_|
______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            New York
______________________________________________________________________________
                        7)    SOLE VOTING POWER
NUMBER OF
SHARES            ____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                      488,313(3)
EACH              ____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON
WITH              ____________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
                              488,313(3)
______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    488,313(3)
______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                               |_|
______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    2.17%
______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
                                    CO
______________________________________________________________________________

---------------------
(3) Includes (A) 225,456 shares of Common Stock owned directly by Atlantis and
(B) 262,857 shares of Common Stock underlying presently exercisable warrants that are owned directly by Atlantis.

                                 SCHEDULE 13D/A

CUSIP No. 87395U102
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Robert S. Ellin Profit Sharing Plan
______________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                            (b) [ ]
______________________________________________________________________________
3)    SEC USE ONLY
______________________________________________________________________________
4)    SOURCE OF FUNDS          OO
______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                         |_|
______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            United States of America
______________________________________________________________________________
                        7)    SOLE VOTING POWER
NUMBER OF
SHARES            ____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                      81,442
EACH              ____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON
WITH              ____________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
                              81,442
______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    81,442
______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                              |_|
______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    0.37%
______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
                                    OO
______________________________________________________________________________

                                 SCHEDULE 13D/A

CUSIP No. 87395U102
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Robert S. Ellin Family 1997 Trust
______________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                            (b) [ ]
______________________________________________________________________________
3)    SEC USE ONLY
______________________________________________________________________________
4)    SOURCE OF FUNDS          OO
______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                      |_|
______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            United States of America
______________________________________________________________________________
                        7)    SOLE VOTING POWER
NUMBER OF
SHARES            ____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                      50,000
EACH              ____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON
WITH              ____________________________________________________________
                       10)    SHARED DISPOSITIVE POWER
                              50,000
______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    50,000
______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                           |_|
______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    0.22%
______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
                                    OO
______________________________________________________________________________

The purpose of this Schedule 13D/A is to amend and restate the Schedule 13D/A previously filed by the Reporting Persons on July 26, 2005 ("Amendment No. 2") to correct the name of the trustee of the Trust. The purpose of Amendment No. 2 was to correct certain minor errors in the Schedule 13D/A filed on July 25, 2005 ("Amendment No. 1"). The purpose of Amendment No. 1 was to amend the Schedule 13D previously filed by the Reporting Persons on May 11, 2005 (the "Schedule 13D") to include the purchases of additional shares of Common Stock purchased by one or more of the Reporting Persons since the date of the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

            Since the date of the Schedule 13D, the Fund used $2,057,496.02 of investment capital to purchase an aggregate of 424,224 shares of Common Stock.

            Item 4.  Purpose of Transaction.

            The shares of Common Stock owned by the Reporting Persons were acquired for investment purposes. The Reporting Persons have purchased and hold the shares of Common Stock reported by them for investment purposes. Trinad Capital Master Fund Ltd., one of the Reporting Persons, has sent letters to the Company's Board of Directors, requesting that certain actions be taken. To date, the Board has not taken any action with respect to the specific requests made by Trinad, on behalf of the Reporting Persons, other than the appointment of Jim Halpin as Chairman of the Company's Board. The Reporting Persons fully support the recent management changes and welcome the recent appointment of Jim Halpin as Chairman of the Company's Board. The Reporting Persons have requested, and continue to request, that the Board immediately take the following actions:

      o     Appoint two nominees of Trinad Capital to serve on the Company's
            Board;

      o approve an amendment to the Company's certificate of incorporation to remove the classification of the Company's board into three classes of directors, thereby requiring that the entire Board be elected annually; and

      o in light of the current, languishing trading price for the Company's common stock, call for a stock repurchase of not less that $5 million in the aggregate; in the view of the Reporting Persons, such action would represent a sound investment and business decision for the Company at this time.

   The Reporting Persons may at any time, or from time to time, acquire additional shares of Common Stock or dispose of their shares of Common Stock, propose or pursue any of the foregoing actions or matters or change their intentions with respect to the matters referred to herein.

            Item 5.  Interest in Securities of the Issuer.

            (a)  As of the date hereof:

            (i) The Fund may be deemed to beneficially own 1,273,600 shares of Common Stock, representing approximately 5.66% of the outstanding shares of Common Stock.

            (ii) Robert S. Ellin may be deemed to beneficially own 1,974,867 shares of Common Stock, representing approximately 8.78% of the outstanding shares of Common

      Stock, including: (A) 33,856 shares of Common Stock owned directly by Robert S. Ellin; (B) 1,273,600 shares of Common Stock owned by the Fund;
      (C) 47,656 shares of Common Stock owned directly by Nancy J. Ellin, the spouse of Robert S. Ellin; (D) 225,456 shares of Common Stock and 262,857 shares of Common Stock underlying presently exercisable warrants that are owned directly by Atlantis, a Delaware corporation of which Nancy J. Ellin is the sole stockholder; (E) 81,442 shares of Common Stock owned by the Plan and (F) 50,000 shares of Common Stock owned by the Trust. Mr. Ellin disclaims any beneficial ownership of shares of Common Stock held by the Fund except to the extent of (1) his indirect beneficial ownership as the managing member of Trinad Advisors GP, LLC, the general partner of a principal stockholder of the Fund, and (2) his indirect beneficial ownership as a limited partner of the Fund. Mr. Ellin also disclaims any beneficial ownership of shares of Common Stock owned directly by Mrs. Ellin, Atlantis, the Plan and the Trust.

            (b)  As of the date hereof:

            (i) The Fund has shared power to vote and dispose of 1,273,600 shares of Common Stock.

            (ii) Robert S. Ellin has sole power to vote and dispose of 33,856 shares of Common Stock and shared power to vote and dispose of 1,974,867 shares of Common Stock, reflecting, (A) 1,273,600 shares of Common Stock owned by the Fund; (b) 47,656 shares of Common Stock owned directly by Nancy J. Ellin, the spouse of Robert S. Ellin; (C) 225,456 shares of Common Stock and 262,857 shares of Common Stock underlying presently exercisable warrants that are owned directly by Atlantis; (D) 81,442 shares of Common Stock owned by the Plan and (E) 50,000 shares of Common Stock owned by the Trust. Mr. Ellin disclaims any beneficial ownership of shares of Common Stock held by the Fund except to the extent of (1) his indirect beneficial ownership as the managing member of Trinad Advisors GP, LLC, the general partner of a principal stockholder of the Fund, and
      (2) his indirect beneficial ownership as a limited partner of the Fund. Mr. Ellin also disclaims any beneficial ownership of shares of Common Stock owned directly by Mrs. Ellin, Atlantis, the Plan and the Trust.

             (c) The following Reporting Persons have effected the following transactions with respect to shares of the Common Stock since the date of the Schedule 13D:

            On May 4, 2005, the Fund purchased 14,900 shares of Common Stock through an open market transaction at a price of $8.260 per share.

            On May 5, 2005, the Fund purchased 14,124 shares of Common Stock through an open market transaction at a price of $8.363 per share.

            On May 6, 2005, the Fund purchased 3,000 shares of Common Stock through an open market transaction at a price of $8.498 per share.

            On May 9, 2005, the Fund purchased 1,000 shares of Common Stock through an open market transaction at a price of $8.500 per share.

            On May 10, 2005, the Fund purchased 3,300 shares of Common Stock through an open market transaction at a price of $8.059 per share.

            On May 11, 2005, the Fund purchased 2,900 shares of Common Stock through an open market transaction at a price of $8.1076 per share.

            On May 16, 2005, the Fund purchased 800 shares of Common Stock through an open market transaction at a price of $8.205 per share.

            On May 17, 2005, the Fund purchased 5,000 shares of Common Stock through an open market transaction at a price of $8.942 per share.

            On May 18, 2005, the Fund purchased 4,000 shares of Common Stock through an open market transaction at a price of $9.072 per share.

            On May 20, 2005, the Fund purchased 3,000 shares of Common Stock through an open market transaction at a price of $9.033 per share.

            On May 23, 2005, the Fund purchased 4,500 shares of Common Stock through an open market transaction at a price of $9.060 per share.

            On May 26, 2005, the Fund purchased 5,000 shares of Common Stock through an open market transaction at a price of $8.990 per share.

            On June 1, 2005, the Fund purchased 10,000 shares of Common Stock through an open market transaction at a price of $8.676 per share.

            On June 2, 2005, the Fund purchased 5,000 shares of Common Stock through an open market transaction at a price of $8.231 per share.

            On June 2, 2005, the Fund purchased 10,000 shares of Common Stock through an open market transaction at a price of $7.931 per share.

            On June 2, 2005, the Fund purchased 5,000 shares of Common Stock through an open market transaction at a price of $8.503 per share.

            On June 15, 2005, the Fund purchased 5,000 shares of Common Stock through an open market transaction at a price of $8.158 per share.

            On June 24, 2005, the Fund purchased 10,000 shares of Common Stock through an open market transaction at a price of $7.606 per share.

            On June 29, 2005, the Fund purchased 10,000 shares of Common Stock through an open market transaction at a price of $6.5515 per share.

            On June 29, 2005, the Fund purchased 2,000 shares of Common Stock through an open market transaction at a price of $6.0375 per share.

            On June 30, 2005, the Fund purchased 9,000 shares of Common Stock through an open market transaction at a price of $6.4532 per share.

            On July 05, 2005, the Fund purchased 200 shares of Common Stock through an open market transaction at a price of $6.9350 per share.

            On July 06, 2005, the Fund purchased 3,700 shares of Common Stock through an open market transaction at a price of $6.8195 per share.

            On July 12, 2005, the Fund purchased 50,000 shares of Common Stock through an open market transaction at a price of $3.4399 per share.

            On July 13, 2005, the Fund purchased 190,300 shares of Common Stock through an open market transaction at a price of $3.4124 per share.

            On July 15, 2005, the Fund purchased 2,500 shares of Common Stock through an open market transaction at a price of $3.6200 per share.

            On July 19, 2005, the Fund purchased 50,000 shares of Common Stock through an open market transaction at a price of $3.4503 per share.

            In addition in the Schedule 13D, the following transaction should have been listed:

            On March 23, 2005, the fund purchased 12,000 shares of Common Stock through a privately negotiated transaction at a price of $10.0000 per share.

                                   SIGNATURES
                                   ----------

            After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 26, 2005


                                       TRINAD CAPITAL MASTER FUND LTD.

                                       By:  Trinad Capital L.P.

                                       By:  Trinad Advisors GP, LLC



                                       By: /s/ Robert. S. Ellin
                                          -----------------------------------
                                       Robert. S. Ellin, Managing Member


                                       /s/ Robert S. Ellin
                                       --------------------------------------
                                       Robert S. Ellin

                                       /s/ Nancy J. Ellin
                                       --------------------------------------
                                       Nancy J. Ellin


                                       ATLANTIS EQUITIES, INC.

                                       /s/ Nancy J. Ellin
                                       --------------------------------------
                                       By: Nancy J. Ellin, President

                                       ROBERT S. ELLIN PROFIT SHARING PLAN


                                       /s/ Robert S. Ellin
                                       --------------------------------------
                                       By: Robert S. Ellin, Trustee


                                       ROBERT ELLIN FAMILY 1997 TRUST


                                       /s/ Sophia Wackhem
                                       --------------------------------------
                                       By: Sophia Wackhem, Trustee


                                       TRINAD CAPITAL MASTER FUND LTD.

                                       By:  Trinad Capital L.P.

                                       By:  Trinad Advisors GP LLC

                                       By: /s/ Robert S. Ellin
                                          ----------------------------------
                                          Name:  Robert S. Ellin
                                          Title: Managing Member